I, Kelly Navickas, certify that:

(1) the financial statements of Netwire LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Netwire LLC included in this Form reflects accurately the information reported on the tax return for Netwire LLC filed for the fiscal year ended Dec 31st, 2022.

DocuSigned by:

Kelly Navickas

2F24F3881F624C3...

Kelly Navickas

Manager

23rd, June 2023

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.